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                                                                  Exhibit 23.1


Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 33-36900) of our report dated September 29, 2008, relating to the statement of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of March 31, 2008, which report appears in the March 31, 2008 Annual Report on Form 11-K of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust.


/s/ Brown Smith Wallace, LLC

September 29, 2008
St. Louis, MO